

April 15, 2015

Via E-mail
Christopher Anzalone
Chief Executive Officer
Arrowhead Research Corporation
225 S. Lake Avenue, Suite 1050
Pasadena, California 91101

> **Re:**   **Arrowhead Research Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 25, 2014**
> **File No. 000-21898**

Dear Mr. Anzalone:

We have reviewed your response to our comment letter regarding your Form 10-K and have the following additional comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Business
Partner-based Pipeline, pages 11-12
University of Texas MD Anderson Cancer Center License, page 20

1. We note your responses to our prior comments 1 and 3, including your determination that the company is not substantially dependent on either the Cerulean agreement or the license agreement with the Board of Regents of the University of Texas System. With respect to each agreement, please provide a reasonably detailed analysis in support of this conclusion.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Ryan Murr, Esq.
Gibson, Dunn & Crutcher LLP